May 4, 2005

Via Facsimile (925) 871-4046 and U.S. Mail

Chip Patterson
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga California 94556

Re:	National Property Investors 6
	Schedule TO filed May 2, 2005 by MacKenzie Patterson
	Fuller, Inc. et al.
      SEC File No. 5-47883

Dear Mr. Patterson:

      We have reviewed the above-referenced filing and have the following comments. Please make corresponding changes, where applicable, to each of the above-referenced filing in response to these comments.

Schedule TO-T Item 12. Exhibits

1. We note your response to and reissue prior comment 1. Please comply with Item 1005(e) of Regulation M-A. To the extent that the agreement in its current state is not definitive, we believe that you must amend the Schedule TO to reflect any changes to the agreement when it does become definitive, and extend the offer if appropriate.

Offer to Purchase

Is the Financial Condition of the Bidders Relevant to My Decision
On Whether To Tender in the Offer? Page 5

2. We note your responses to and reissue prior comments 4 and 5.
In the alternative, provide supplemental support for your position that purchasers have aggregate capital to fund this, and all other offers, outstanding, assuming the offers are fully subscribed. When providing your analysis, a conclusory statement that bidders possess the resources to meet their obligations will be insufficient.

3. In addition, explain why you believe "aggregate" capital is an appropriate measure of your ability to satisfy your prompt payment obligations.

4. We reissue prior comment 9. Revise your disclosure to delete reference to your assumption, or expand the disclosure to explain why there is uncertainty as to the tax treatment of the partnership and discuss the potential alternative consequences. The staff does not consider uncertainty as to the tax consequences to be equivalent to immateriality.

5. We note your response to our request (in "Closing Comments") to provide certain acknowledgements from the Purchasers. Revise your response to include the requested statements from all filing persons or, in the alternative, explain why you believe you have the authority to provide the acknowledgements on their behalf.

Closing Comments

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter, under the name of the issuer, on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 942-1762. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

      						Sincerely,



							Julia E. Griffith
							Special Counsel,
							Office of Mergers
							and Acquisitions